[redacted]

05035934

VF 3-7-05

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2005
WASH. D.C.
213

SE...RI ... ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Advisory Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 220
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Himelrick, Jr. (615) 661-5545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frasier, Dean & Howard, PLLC
(Name – *if individual, state last, first, middle name*)

3310 West End Ave., Suite 550 (Address) Nashville, (City) Tennessee (State) 37203 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Description of Attached Document *(Optional)*

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

The following Certificate of Acknowledgment is attached to a document titled/for the purpose of ______________________

______________________,

containing ______ pages, and dated ______________.

Additional Information

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s) ☐ Other

State of Tennessee
County of Williamson } ss.

CERTIFICATE OF ACKNOWLEDGMENT

On this 23rd (Day) day of February (Month), 2005 (Year), before me, Katherine L. Maddox (Printed Name of Notary Public), the undersigned notary public, personally appeared James E. Himelrick, Jr. (Printed Name(s) of Signer(s)),

☒ personally known to me - or -

☐ proved to me on the basis of satisfactory evidence:

☐ form(s) of identification ______________________

☐ credible witness(es) ______________________

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same voluntarily for the purpose expressed therein.

WITNESS my hand and official seal.

KATHERINE L. MADDOX — STATE OF TENNESSEE NOTARY PUBLIC — WILLIAMSON COUNTY

(Seal)

Katherine L. Maddox
Signature of Notary Public

My Commission Expires December 13, 2008

Optional: Check here if the attached document has been described on the top part of this 8.5" x 7" form ☐

OATH OR AFFIRMATION

I, James E. Himelrick, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Advisory Services, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

KATHERINE L. MADDOX STATE OF TENNESSEE NOTARY PUBLIC WILLIAMSON COUNTY

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/☒ (m) A copy of the SIPC Supplemental Report.
- N/☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

FRASIER, DEAN & HOWARD, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT

To the Member
Investors Advisory Services, LLC

We have audited the accompanying statements of financial condition of Investors Advisory Services, LLC (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Advisory Services, LLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frasier, Dean + Howard, PLLC

January 25, 2005
Nashville, Tennessee

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2004 and 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 19,784	$ 7,156
Commissions and other receivables	7,440	35
Total assets	$ 27,224	$ 7,191
Liabilities and Member's Equity		
Accounts payable	$ 1,885	$ 300
Total liabilities	1,885	300
Member's equity	25,339	6,891
Total liabilities and member's equity	$ 27,224	$ 7,191

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2004 and 2003

	2004	2003
Commission income	$ 169,950	$ 112,475
Expenses:		
Commissions	120,445	74,450
Management fee	4,150	38,568
Other	8,207	8,421
Total expenses	132,802	121,439
Net income (loss)	$ 37,148	$ (8,964)

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the years ended December 31, 2004 and 2003

Balance, December 31, 2002	$	15,925
Draws		(70)
Net loss		(8,964)
Balance, December 31, 2003		6,891
Draws		(18,700)
Net income		37,148
Balance, December 31, 2004	$	25,339

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 37,148	$ (8,964)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in commissions and other receivables	(7,405)	9,508
Increase in accounts payable	1,585	300
Net cash provided by operating activities	31,328	844
Cash flows from financing activities:		
Member draws	(18,700)	(70)
Net cash used in financing activities	(18,700)	(70)
Increase in cash and cash equivalents	12,628	774
Cash and cash equivalents at beginning of year	7,156	6,382
Cash and cash equivalents at end of year	$ 19,784	$ 7,156

See notes to financial statements.

INVESTORS ADVISORY SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investors Advisory Services, Inc. ("IAS") was formed effective August 26, 1998 to operate as a broker-dealer in accordance with the rules and regulations set forth by the National Association of Securities Dealers ("NASD"). On January 8, 2003, IAS was converted to Investors Advisory Services, LLC (the "Company") through an exchange of IAS shares for Company units.

The following is a summary of the Company's significant accounting policies:

Accounting Method

The Company reports its income and expenses using the accrual method of accounting.

Affiliations

The Company shares office space, administrative staff and other expenses with companies affiliated by common ownership. During 2004 and 2003, the Company paid $4,150 and $38,568, respectively for its allocated share of expenses. Substantially different operating results could occur if the Company were autonomous.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

The Company was formed through the conversion of Investors Advisory Services, Inc. effective January 2003. Earnings and losses after that date are included in the income tax returns of the member and taxed depending on its tax strategies. Accordingly, the Company does not incur Federal income tax obligations, and the financial statements do not include a provision for income taxes.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties as of and for the years ended December 31, 2004 and 2003:

	2004	2003
Balance Sheet:		
Receivable from Investors Capital Partners I, LP	$ 3,755	$ -
Receivable from Investors Towne Center Partners I LP	3,900	-
Receivable from Investors Land Partners II, LP	3,250	-
Payables to other affiliates	3,465	-
Payables to Investors Fund Services II, LLC	-	300
Statement of Operations:		
Commission income from Investors Land Partners I, LP	-	12,000
Commission income from Investors Income Partners II, LP	14,250	26,000
Commission income from Investors Land Partners II, LP	79,125	74,475
Commission income from Investors Towne Center Partners I, LP	20,250	-
Commission income from Investors Capital Partners I, LP	56,325	-
Management fee expense paid to Investor's Equity Holdings, LLC	4,150	38,568

NOTE 3 – CONCENTRATIONS

Commission income recognized during 2004 and 2003 was derived entirely by selling shares of approximately five affiliated real estate limited partnerships. The Company's revenues are dependent upon syndication of additional projects.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004 and 2003, the Company had net capital of $17,934 and $6,891, respectively, which was $12,934 and $1,891, respectively, in excess of its required net capital of $5,000.

SUPPLEMENTARY INFORMATION

INVESTORS ADVISORY SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2004 and 2003

Schedule I

	2004	2003
Computation of basic net capital requirement:		
Net worth per financial statement	$ 25,339	$ 6,891
Total nonallowable assets	(7,405)	-
Net capital	$ 17,934	$ 6,891
Minimum net capital requirement	$ 125	$ 20
Minimum dollar net capital requirement of reporting broker	$ 5,000	$ 5,000
Greater of above amounts	$ 5,000	$ 5,000
Excess net capital	$ 12,934	$ 1,891
Excess net capital at 1000%	$ 17,745	$ 6,861

FRASIER, DEAN & HOWARD, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

3310 WEST END AVENUE, SUITE 550
NASHVILLE, TENNESSEE 37203
PHONE 615-383-6592, FAX 615-383-7094

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Member
Investors Advisory Services, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Investors Advisory Services, LLC (the "Company") for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding

paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Frasier, Dean & Howard, PLLC

January 25, 2005
Nashville, Tennessee